FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

July, 2016

Commission File Number: 001-37724

Endesa Américas S.A.

Endesa Américas S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ENDESA AMERICAS

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED JUNE 30, 2016

•         Net earnings attributable to Endesa Américas’ shareholders reached Ch$ 67,958 million as of June 30th, 2016. This result represents the performance of the Company since it began operations on March 1st, 2016.  It includes the electricity generation operations of the Enel Group in Argentina, Peru and Colombia until June 30th 2016.

•         Net electricity generation for the period amounted to 10,768 GWh, due to significant hydroelectric generation (7,116 GWh) and 3,652 GWh of thermoelectric generation from March through June.

•         Physical sales reached 12,297 GWh, to a great extent, due to higher sales to regulated customers (4,568 GWh), along with nonregulated customer sales (2,884 GWh) and spot market sales (4,845 GWh).

•         Operating revenue amounted to Ch$ 466,292 million, primarily as a consequence of significant energy sales (Ch$ 408,098 million) mainly in Colombia (Ch$ 277,328 million) and to a lesser degree due to energy sales in Peru (Ch$ 105,488 million) and Argentina (Ch$ 25,282 million).

•         Procurement and services costs reached Ch$ 168,410 million, mainly explained by energy purchase costs (Ch$ 63,809 million) primarily in Colombia (Ch$ 53,334 million) and fuel consumption (Ch$ 46,356 million) mostly in Peru (Ch$ 26,066 million) and Colombia (Ch$ 19,740 million).

•         As a result of the factors previously mentioned, consolidated EBITDA as of June 30th, 2016 amounted to Ch$ 246,721 million.

•         Net financial expenses amounted to Ch$ 48,092 million, mainly explained by guaranteed and non-guaranteed obligations, together with bank loans by Ch$ 38,328, primarily in Colombia, obligations and account payables from CAMMESA by Ch$ 10,648 million, and negative exchange differences in Argentina by Ch$ 7,724 million. Partially offset by placement of financial instruments of Ch$ 10,717 million.

•         The income from investments in associate companies reached Ch$ 25,563 million mainly related to our investment in Enel Brasil.

•         El Quimbo, in Colombia, began its commercial operation on November 16th, 2015, generating 592 GWh during the first semester of 2016. Of that amount, 474 GWh were generated between March and June 2016.

• 1 •

FINANCIAL SUMMARY

➢  Consolidated debt amounted to US$ 1,736 million, on June 2016.

➢  Average interest rate, an important cost factor, of Endesa Americas was 9.8% on June 2016.

➢  EBITDA and Consolidated Financial expenses for the period considered from March to June, totaled US$ 358 million and US$ 75 million, respectively.

➢  Liquidity of Endesa Americas, comprises the following:

•   Committed credit facilities: US$ 31 million.

•   Uncommitted credit facilities: US$ 142 million.

•   Cash and cash equivalents: US$ 172 million.

• 2 •

I.- Consolidated Income Statement Analysis

RELEVANT INFORMATION:

On December 18th, 2015, the Extraordinary Shareholders Meeting of Endesa Chile agreed to approve the division of the Company, subject to complying with certain conditions precedent. A new publicly held company would arise from the division of Endesa Chile to be named Endesa Américas S.A. and would be assigned the equity interests, assets and liabilities owned by Endesa Chile outside Chile.

On March 1st, 2016, having met the conditions precedent, the division of Endesa Chile was materialized and on that same day Endesa Américas S.A. was incorporated.

The interim consolidated financial statements of Endesa Américas as of June 30th, 2016, have been prepared according to International Financial Reporting Standards.

• 3 •

1. - Income Statement Analysis

Net income attributable to the controlling shareholders of Endesa Américas as of June 2016 amounted to Ch$ 67,958 million.

The following table shows comparative figures for each item of the income statement as of June 30th, 2016:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	June 2016

REVENUES	466,292
Sales	439,609
Other operating revenues	26,683
PROCUREMENT AND SERVICES	(168,410)
Energy purchases	(63,809)
Fuel consumption	(46,356)
Transportation expenses	(37,999)
Other variable procurement and services costs	(20,246)
CONTRIBUTION MARGIN	297,882
Other work performed by entity and capitalized	963
Employee benefits expense	(25,832)
Other fixed operating expenses	(26,292)
GROSS OPERATING INCOME (EBITDA)	246,721
Depreciation, Amortization	(35,395)
Reversal of impairment profit	114
OPERATING INCOME	211,440
NET FINANCIAL EXPENSE	(48,092)
Financial income	10,717
Financial costs	(51,848)
Foreign currency exchange differences, net	(6,961)
OTHER NON-OPERATING RESULTS	25,604
Share of profit (loss) of associates accounted for using the equity method	25,563
Net Income From Sale of Assets	41
NET INCOME BEFORE TAXES	188,952
Income Tax	(55,731)
NET INCOME FROM CONTINUING OPERATIONS	133,221

NET INCOME	133,221
Owners of parent	67,958
Non-controlling interest	65,263

Earning per share (Ch$ /share)	8.29

• 4 •

Operating Income

The operating income of the Company reached Ch$ 211,440 million.

In short, Endesa Américas revenues, costs and operating income per country as of June 30th, 2016 are shown in the following table:

OPERATING INCOME BY COUNTRY
(Million Ch$)

COUNTRY (Million Ch$)	Chile	Argentina	Colombia	Peru	Total
	June 2016	June 2016	June 2016	June 2016	June 2016

Operating Revenues	-	47,133	285,645	133,514	466,292
% of consolidated	0%	10%	61%	29%	100%
Operating Costs	(2,718)	(28,193)	(138,217)	(85,724)	(254,852)
% of consolidated	1%	11%	54%	34%	100%

Operating Income	(2,718)	18,940	147,428	47,790	211,440

Endesa Américas and its subsidiaries’ sales of energy, segmented by country, as of June 30th, 2016 are shown in the following table:

OPERATING REVENUES BY COUNTRY
(Million Ch$)

ENERGY SALES (Million Ch$)	Argentina	Colombia	Peru	Total
	June 16	June 16	June 16	June 16

Sales to regulated customers	7	-	65,458	65,465
Sales to unregulated customers	1,023	199,533	37,448	238,004
Sales at spot market	14,193	77,795	(614)	91,374
Other customers	10,059	-	3,196	13,255

Total energy sales	25,282	277,328	105,488	408,098

• 5 •

Non-Operating Income

Non-operating income as of June 30th, 2016 is summarized below:

Net Financial Expense	June 16
(Million Ch$)
NET FINANCIAL EXPENSE	(48,092)
Financial income	10,717
Financial costs	(51,848)
Foreign currency exchange differences, net	(6,961)
OTHER NON-OPERATING RESULTS	25,604
Share of profit (loss) of associates accounted for using the equity method	25,563
Net Income From Sale of Assets	41
NET INCOME BEFORE TAXES	188,952
Income Tax	(55,731)
NET INCOME	133,221

NET INCOME	133,221
Owners of parent	67,958
Non-controlling interest	65,263

Earning per share (Ch$ /share)	8.29

Net Financial Result

The financial result amounted to a Ch$ 48,092 million loss, which is mainly explained by:

Financial income amounting to Ch$ 10,717 million, mainly term deposits and repurchase agreements.

Financial expenses totaling Ch$ 51,848 million, primarily bank loans and guaranteed and non-guaranteed obligations amounting to Ch$ 38,329 million.

Exchange differences amounting to Ch$ 6,961 million, mainly negative foreign currency exchange differences of which Ch$ 29,533 million are related to the VOSA dollarization, offset by accounts payable and financial liabilities for a total Ch$ 22,572 million.

Result of Companies Accounted Using the Equity Method

Income originating from companies accounted for using the equity method amounts to Ch$ 25,563 million mainly due to the Ch$ 25,042 million income booked by Enel Brasil S.A.

Income Tax

Corporate income tax amounts to Ch$ 55,731 million related to greater taxable income due to better results for the period, mainly in Colombia and Peru.

• 6 •

2. -Consolidated Balance Sheet Analysis

Assets (Million Ch$)	June 16

Current Assets	448,468
Non-Current Assets	3,531,896

TOTAL ASSETS	3,980,364

Total assets of the Company, as of June, 2016, reached a total Ch$ 3,980,364 million comprised by the following:

➢  Current Assets amount to Ch$ 448,468 million, whose main components are:

❖  Cash and cash equivalents amount to Ch$ 113,638 million, of which Ch$ 18 million are cash, Ch$ 76,062 million are bank account balances, Ch$ 14,862 million are time deposits and Ch$ 22,696 million are other cash and cash equivalents.

❖  Other current financial assets amount to Ch$ 3,331 million, mainly investments held until expiration for a total Ch$ 2,483 million.

❖  Trade accounts receivable and other current accounts receivable amount to Ch$ 228,027 million, comprised by Ch$ 211,296 million in trade accounts receivable and Ch$ 16,731 million in other accounts receivable.

❖  Related parties current trade accounts receivable amount to Ch$ 66,708 million, primarily dividends for Ch$ 23,610 million, energy sales for Ch$ 36,289 million and tolls for Ch$ 5,379 million.

❖  Inventories amount to Ch$ 27,095 million, comprised by production supplies for a total Ch$ 11,339 million and spare parts and other materials for Ch$ 15,756 million.

➢  Non-Current Assets amount to a total Ch$ 3,531,896 million, mainly comprised by the following:

❖  Trade accounts receivable and other non–current accounts receivables for a total Ch$ 218,202 million, of which Ch$ 206,960 million are trade accounts receivables and Ch$ 11,242 million are other accounts receivables.

❖  Investments booked using the equity method amount to Ch$ 534,851 million, mainly the Ch$ 533,456 million investment in Enel Brasil S.A.

❖  Non-Current asset appreciation for a total Ch$ 96,566 million, of which Ch$ 87,509 million originate in Edegel S.A.A.

❖  Property, plants and equipment amount to Ch$ 2,632,393 million, primarily generation business assets which amount to Ch$ 2,402,829 million.

• 7 •

Liabilities and Shareholder's Equity (Million Ch$)	June 16
Current Liabilities	665,019
Non-Current Liabilities	1,210,942
Equity	2,104,403
Equity attributable to owners of parent	1,282,454
Non-controlling	821,949

TOTAL EQUITY AND LIABILITIES	3,980,364

Total liabilities of the Company amount to Ch$ 3,980,364 million as of June, 2016 and are comprised by the following:

➢  Current liabilities amount to Ch$ 665,019 million, and its main components are the following:

❖  Other current financial liabilities amount to Ch$ 250,286 million, mainly bank loans Ch$ 132,700 million, non-guaranteed third party debt Ch$ 71,006 million, and financial leasing Ch$ 19,237 million.

❖  Trade accounts payable and other accounts payable amount to Ch$ 268,138 million, primarily dividends payable for Ch$ 56,110 million and accounts payable for goods and services for Ch$ 114,474 million, among others.

❖  Current accounts payable to related parties amount to Ch$ 59,696 million, mainly dividends payable amounting to Ch$ 23,517 million, trade accounts for Ch$ 11,882 million and loans for Ch$ 8,616 million.

❖  Other current provisions amount to Ch$ 41,729 million, of which Ch$ 7,011 million are related to legal proceedings and Ch$ 32,729 million to environmental provisions.

❖  Tax liabilities amount to Ch$ 43,364 million, practically all income tax, Ch$ 43,362 million.

➢  Non-Current liabilities amount to Ch$ 1,210,942 million, comprised mainly by the following:

❖  Other non-current financial liabilities amount to Ch$ 925,445 million, primarily bank loans amounting to Ch$ 79,986 million, non-guaranteed third party obligations amounting to Ch$ 814,048 million and other loans for Ch$ 31,343 million.

❖  Other non-current provisions amount to Ch$ 58,871 million, primarily environmental provisions for Ch$ 53,541.

❖  Differed tax liabilities amount to Ch$ 150,982 million, primarily fixed asset depreciation amounting to Ch$ 124,298 million and others for Ch$ 26,393 million.

➢  Total equity amounts to Ch$ 2,104,403 million as of June 30th, 2016:

• 8 •

❖  Equity attributable to the owners of the controlling shareholder amounts to Ch$ 1,282,454 million (For further detail see Financial Statements’ Notes).

❖  Equity attributable to non-controlling shareholders amounts to Ch$ 821,949 million (For further detail see Financial Statements’ Notes).

• 9 •

The main financial ratios are the following:

Evolution Of Key Financial Ratios

Indicator		Unit	June 16

Liquidity	Liquidity	Times	0.67
	Acid-test *	Times	0.63
	Working capital	Million Ch$	(216,551)
Leverage	Leverage	Times	0.89
	Short-term debt	%	35.5%
	Long-term debt	%	64.6%
	Financial expenses coverage**	Times	4.20
Profitability	Op. income / Op. Revenues	%	45.3%
	ROE	%	10.6%
	ROA	%	6.7%
* (Current assets - inventories - prepayments) / current liabilities. ** EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net).

The liquidity ratio is 0.67 times, indicating a solid liquidity position, complying with its obligations with banks, financing its investments with cash surpluses and showing an adequate debt maturity pattern.

Working capital reached a negative Ch$ 216,551 million, a temporary situation and not significant considering the Company’s adequate level of liquidity.

The debt ratio is 0.89 times as of June 2016.

• 10 •

3.- Consolidated Statements of Cash Flows Analysis

The company generated a Ch$ 104,344 million negative net cash flow during the period, originating from the following:

Cash Flow (Million Ch$)	June 2016

Net cash flows from (used in) operating activities	132,595
Net cash flows from (used in) investing activities	(45,916)
Net cash flows from (used in) financing activities	(191,023)

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(104,344)

Operating activities generated a Ch$ 132,595 million positive cash flow. This cash flow is mainly comprised by Ch$ 496,534 million in payments received for sales of goods and services, offset by Ch$ 223,736 million payments made to suppliers of goods and services, tax payments for Ch$ 85,240 million and employee related payments amounting to Ch$ 27,968 million.

Investment activities booked a Ch$ 45,916 million negative cash flow, mainly related to the purchase of property, plants and equipment amounting to Ch$ 57,178 million and loans to related parties amounting to Ch$ 11,978 million, compensated by payments received from related parties amounting to Ch$ 16,938 million and interest payments received for Ch$ 6,580 million.

Financing activities booked a Ch$ 191,023 million negative cash flow.  This cash flow is primarily a consequence of loan and financial leasing payments amounting to Ch$ 71,587 million, dividend payments amounting to Ch$ 160,753 million, interest payments amounting to Ch$ 30,912 million and related party loan payments for Ch$ 24,436 million compensated by payments received from related and third party loans amounting to Ch$ 96,983 million.

• 11 •

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA AMERICAS

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the Company in terms of establishing their risk management policy, the following are regarded with particular importance:

•                 Compliance with the rules of good corporate governance.

•                 Strict compliance with all of the Group’s internal rules.

•                 Each business and corporate department defines:

I.   The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

II.  Counterpart criteria.

III. Authorized Operators.

•                 The businesses and corporate departments establish their predisposition to risk, within each market in which they operate, in a manner consistent with the defined strategy.

•                 All business operations and corporate departments operate within the approved limits of each case.

•                 The businesses, corporate departments, business lines and companies establish the risk management controls necessary to assure that market transactions are performed according to Endesa Americas policies, rules and procedures.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rates.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining low income statement volatility.

The debt structure by interest rate, measured as the percentage of fixed debt and/or protected debt over total gross debt stood at 28% as of June 30, 2016.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks. The instruments currently being used to comply with the policy are interest rate swaps that allow variable interest rates to be converted to fixed rates.

• 12 •

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

•          Endesa America’s subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.

•          Payments of project related supplies in currencies that are different from that of the companies’ cash flows indexation.

•          Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

•          Cash flow from subsidiaries abroad, to holding companies in Chile, exposed to currency fluctuations.

In order to mitigate exchange rate risk, Endesa Americas Group focuses on maintaining a balance between cash flows indexed to the US dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy.

Commodities Risk

Endesa Americas Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

•          Fuel purchases for electricity generation.

•          Energy trading transactions in the local markets.

In order to reduce risks under extreme drought conditions, the Company has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

Considering the operating conditions faced by the electricity generation market, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits. As of June 30, 2016 there was no operation with commodity derivatives.

• 13 •

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 18 and 19 and appendix 3, respectively.

As of June 30, 2016, our current liabilities exceeded our current assets by Ch $ 216,552 million. This amount does not represent a material work capital deficit. However, we believe that cash flow generated by the business operations of our subsidiaries as well as cash balances, loans to banks and related companies, and broad access to capital markets are sufficient to meet all our working capital, debt service, dividends and planned capital expenditures.

As of June 30, 2016, the Endesa Americas Group’s liquidity was Ch$ 113,638 million in cash and other cash equivalents and Ch$ 20.392 million in long-term committed credit facilities. As of March 31, 2016, the Endesa Americas Group’s liquidity was Ch$ 211,252 million in cash and other cash equivalents and Ch$ 0 in long-term committed credit facilities.

Credit Risk

The Endesa Americas Group carries out a detailed follow-up of credit risk.

•           Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

It is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Credit risk is therefore monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

•           Financial assets, other than trade account receivables:

Investments of cash surpluses are made with both national and foreign first-class financial entities (with a credit rating equivalent to investment grade, wherever possible), with limits set for each entity.

Investments may be guaranteed by treasury bonds in the countries where we operate and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

• 14 •

Derivative contracts are carried out with creditworthy entities in the countries were we operate and abroad, all transactions taking place with investment-grade entities.

Risk Measurement

The Endesa Americas Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the Company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

•          Financial debt.

•          Hedging derivatives for debt.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a quarter period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the Chilean peso, including:

•          US dollar Libor interest rate.

•          The exchange rate of the different currencies used in the calculation.

•          Currency exchange rates used in the calculation.

The Value at Risk calculation is based on extrapolation of future scenarios (to one quarter) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter) for five years.

The Value at Risk to a quarter with 95% confidence is calculated as the 5% percentile over the most adverse possible quarterly changes.

Given the aforementioned assumptions, the Value at Risk to a quarter of the positions discussed above corresponds to Ch$ 97,498 million.

This value represents the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of Endesa America's financial debt is subject to cross-default provisions.

• 15 •

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated life of the asset, which is the period in which the companies expect to use them. The estimated life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.d of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions comply with conditions prevailing in the market.

In summary, asset values are determined according to regulations issued by the Chilean Securities Superintendence (SVS), which are composed by the International Financial Reporting Standards Board (IASB), including also specific instructions issued by the SVS.

• 16 •

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA AMÉRICAS S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: July 27, 2016